SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15d – 16

under the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: March 26, 2014

Wabamisk Project

November 2013

Form 43-101F1

Technical Report

Technical Report and Recommendations

Winter 2013 Drilling Program

Wabamisk Project, Québec

VIRGINIA MINES INC.

November 2013

Prepared by:

Francis Chartrand, geo, Ph. D.

Pascal Simard, B.Sc., Jr. Eng.

Virginia Mines

Wabamisk Project

November 2013

CERTIFICATE OF QUALIFICATIONS

I, Francis Chartrand, residing at 3976 rue Mathieu d’Amours, Québec, QC, G1Y 2J8, do hereby certify that:

-I am presently employed as a Senior Project Geologist with Virginia Mines Inc., 300 rue St-Paul, bureau 200, Québec, Qc, G1K 7R1.

-I received a Ph.D. in economic geology from the École Polytechnique de Montréal in

1988, a M.Sc. in Geology from École Polytechnique de Montréal in 1983 (Montréal), and a B.Sc. in Geology in 1979 from Concordia University of Montreal.

-I have been working as a geologist since 1979.

-I am an active professional geologist presently registered with the board of the Ordre des Géologues du Québec, permit number 571.

-I am a qualified person with respect to the Wabamisk project in accordance with section 5.1 of the National Instrument 43-101.

-I have been involved in the Wabamisk project since April 2012 and I worked on the property during the summer and fall of 2012.

-In collaboration with other authors, I read all sections and helped in the preparation of this report utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

-I am not aware of any missing information or change, which would have caused the present report to be misleading.

-I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Virginia Mines Inc. I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec City this 19th day of November 2013.

Francis Chartrand, geo, Ph. D.

Wabamisk Project

November 2013

I, Pascal Simard, resident at 1492 4e Avenue Québec, Qc, G1J 3B8, do hereby certify that:

- I am presently employed as Geologist with Virginia Mines Inc., 300 St-Paul, bureau 200, Québec (Québec), G1K 7R1.

- I have received a B.Sc. in Geological Engineering in 2008 from the Université du Québec à Chicoutimi.

- I have been working as a geologist in mineral exploration since 2008.

- I am a professional geologist presently registered to the board of the Ordre des Ingénieurs du Québec, permit number 5002937.

- I am a qualified person with respect to the Wabamisk project in accordance with section 5.1 of the national instrument 43-101.

- I supervised work on the property in 2013.

- I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Mines Virginia Inc. and information from various authors and sources as summarized in the reference section of this report.

- I am not aware of any missing information or changes, which would have caused the present report to be misleading.

- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Mines Virginia Inc.

- I became involved in the Wabamisk project in early 2013.

- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec City this 19th day of November 2013.

Pascal Simard, B.Sc., Ing. Geo.

Wabamisk Project

November 2013

ITEM 1 SUMMARY

8

ITEM 2 INTRODUCTION

9

ITEM 3 RELIANCE ON OTHER EXPERTS

10

ITEM 4 PROPERTY DESCRIPTION AND LOCATION

10

ITEM 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY  12

ITEM 6 HISTORY

12

6.1. Property ownership

12

6.2. Previous work

12

ITEM 7 GEOLOGICAL SETTING AND MINERALIZATION

15

7.1. Regional Geology

15

7.2. Property Geology

18

7.3. Mineralization

20

ITEM 8 DEPOSIT TYPES

21

ITEM 9 EXPLORATION

22

ITEM 10 DRILLING

22

10.1. Mustang Vein

29

10.1.1. WB-13-001 (L 1+00E, 0+00; azimuth 160o, plunge -50o, length 174 m)

30

10.1.2. WB-13-002 (L 1+00E, 0+40N; azimuth 160o, plunge -55o, length 217 m)

31

10.1.3. WB-13-003 (L 0+50E, 0+36S; azimuth 160o, plunge -55o, length 111 m)

31

10.1.4. WB-13-004 (L 0+50E, 0+10N; azimuth 160o, plunge -50o, length 171 m)

32

10.1.5. WB-13-005 (L 0+00, 0+22S; azimuth 160o, plunge -50o, length 150 m)

33

10.1.6. WB-13-006 (L 0+50W, 0+60S; azimuth 160o, plunge -50o, length 102 m)

33

10.1.7. WB-13-007 (L 1+00W, 0+75S; azimuth 160o, plunge -50o, length 102 m)

35

10.1.8. WB-13-008 (L 1+50W, 0+90S; azimuth 160o, plunge -50o, length 102 m)

35

10.1.9. WB-13-009 (L 3+00W, 2+00S; azimuth 160o, plunge -50o, length 126 m)

36

10.1.10. WB-13-10 (L 3+00W, 1+00S; azimuth 160o, plunge -50o, length 102 m)

36

10.1.11. WB-13-011 (L 1+00E, 1+00S; azimuth 160o, plunge -55o, length 174 m)

36

10.1.12. WB-13-012 (L 1+00E, 2+00S; azimuth 160o, plunge -55o, length 174 m)

36

10.1.13. WB-13-013 (L 1+00E, 3+00S; azimuth 160o, plunge -50o, length 174 m)

36

10.2. Sandpit

36

10.2.1. WB-13-014 (L 1+50E, 0+00S; azimuth 160o, plunge -50o, length 135 m)

37

Wabamisk Project

November 2013

10.2.2. WB-13-015 (L 1+50E, 1+10N; azimuth 160o, plunge -50o, length 231 m)

37

10.2.3. WB-13-016 (L 2+00E, 1+00N; azimuth 160o, plunge -50o, length 111 m)

38

10.2.4. WB-13-017 (L 2+00E, 2+10N; azimuth 160o, plunge -50o, length 208 m)

38

10.2.5. WB-13-018 (L 2+50E, 0+75N; azimuth 160o, plunge -50o, length 102 m)

39

10.2.6. WB-13-019 (L 2+50E, 1+70N; azimuth 160o, plunge -50o, length 243 m)

39

10.2.7. WB-13-20 (L 3+00E, 0+70N; azimuth 160o, plunge -50o, length 102 m)

40

10.2.8. WB-13-021 (L 3+00E, 1+70N; azimuth 160o, plunge -50o, length 192 m)

40

10.2.9. WB-13-022 (L 3+65E, 1+35N; azimuth 160o, plunge -50o, length 120 m)

40

10.2.10. WB-13-023 (L 3+65E, 0+80N; azimuth 160o, plunge -50o, length 195 m)

40

10.2.11. WB-13-024 (L 5+05E, 0+55S; azimuth 160o, plunge -50o, length 126 m)

40

10.2.12. WB-13-025 (L 5+05E, 0+45N; azimuth 160o, plunge -50o, length 144 m)

41

10.2.13. WB-13-026 (L 4+30E, 0+75N; azimuth 160o, plunge -50o, length 153 m)

41

10.3. East of Mustang and Sandpit

41

10.3.1. WB-13-27 (L 7+00E, 1+30S; azimuth 160o, plunge -50o, length 129 m)

41

10.3.2. WB-13-28 (L 12+00E, 1+95S; azimuth 160o, plunge -50o, length 114 m)

41

10.3.3. WB-13-29 (L 5+60E, 7+00N; azimuth 160o, plunge -50o, length 288 m)

42

ITEM 11 SAMPLE PREPARATION, ANALYSES AND SECURITY

42

ITEM 12 DATA VERIFICATION

43

12.1 Reference material validation

43

12.1.1. Standard SH65 (1.348 g/t Au)

44

12.1.2. Standard SK62 (4.074 g/t Au)

44

12.1.3. Standard SP59 (18.12 g/t Au)

44

12.1.4. Standard S3 (0.939 g/t Au)

44

12.1.5. Standard OREAS 203 (0.871 g/t Au)

45

12.1.6. Standard OREAS 208 (9.25 g/t Au)

45

12.2 Blank validation

45

ITEM 13 MINERAL PROCESSING AND METALLURGICAL TESTING

45

ITEM 14 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

45

ITEM 15 MINERAL RESERVE ESTIMATES

45

ITEM 16 MINING METHODS

45

ITEM 17 RECOVERY METHODS

45

ITEM 18 PROJET INFRASTRUCTURE

46

ITEM 19 MARKET STUDIES AND CONTRACTS

46

Wabamisk Project

November 2013

ITEM 20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT  46

ITEM 21 CAPITAL AND OPERATING COSTS

46

ITEM 22 ECONOMIC ANALYSIS

46

ITEM 23 ADJACENT PROPERTIES

46

ITEM 24 OTHER RELEVANT DATA AND INFORMATION

47

ITEM 25 INTERPRETATION AND CONCLUSIONS

47

ITEM 26 RECOMMENDATIONS

48

ITEM 27 REFERENCES

49

LIST OF TABLES

Table 1 – Summary of previous work in the Wabamisk project area

15

Table 2 – List of drill holes from the winter 2013 campaign, Wabamisk property

26

Table 3a – Significant intersections from drill core in the Mustang vein area

27

Table 3b – Significant intersections from drill core in the Sandpit area

28

Table 3c –Significant intersections from drill core, Sandpit east and Power Line areas

29

LIST OF FIGURES

Figure 1 – Location of the Wabamisk property, James Bay, Quebec

11

Figure 2 – Location of the Wabamisk property claim blocks

11

Figure 3 – Geology of the Wabamisk property area, after Moukhsil (2000)

17

Figure 4 – Geology of the Wabamisk property as interpreted by Virginia Mines

19

Figure 5 – Location of drill holes from the winter 2013 drill program

23

Figure 6 – Location of drill holes in the Mustang vein area

24

Figure 7 – Location of drill holes in the Sandpit and Sandpit east areas

25

Figure 8 – Section E392326, drill holes WB-13-001, WB-13-002 and WB-13-011 in pocket

Figure 9 – Section E392279, drill holes WB-13-003 and WB-13-004 in pocket

Figure 10 – Section E392233, drill hole WB-13-005

in pocket

Figure 11 – Section E392186, drill hole WB-13-006

in pocket

Figure 12 – Section E392139, drill hole WB-13-007

in pocket

Figure 13 – Section E392092, drill hole WB-13-008

in pocket

Figure 14 – Section E392072, drill holes WB-13-009 and WB-13-010 in pocket

Figure 15 – Section E392488, drill holes WB-13-012 and WB-13-013 in pocket

Figure 16 – Section E392427, drill holes WB-13-014 and WB-13-015 in pocket

Figure 17 – Section E392474, drill holes WB-13-016 and WB-13-017 in pocket

Figure 18 – Section E392521, drill holes WB-13-018 and WB-13-019 in pocket

Wabamisk Project

November 2013

Figure 19 – Section E392567, drill holes WB-13-020 and WB-13-021 in pocket

Figure 20 – Section E392614, drill holes WB-13-022 and WB-13-023 in pocket

Figure 21 – Section E392787, drill holes WB-13-024 and WB-13-025 in pocket

Figure 22 – Section E392741, drill hole WB-13-026

in pocket

Figure 23 – Section E392939, drill hole WB-13-027

in pocket

Figure 24 – Section E393430, drill hole WB-13-028

in pocket

Figure 25 – Section E392518, drill hole WB-13-029

in pocket

LIST OF PHOTOGRAPHS

Photograph 1 – Gold-bearing brecciated quartz vein, WB-13-001, 22.0 - 23.1 m

30

Photograph 2 – Gold grain in quartz vein, QB-13-001, 22.7 m

31

Photograph 3 – The Mustang vein in greywacke, WB-13-004.  Note laminated texture

32

Photograph 4 – Visible gold in the Mustang vein, WB-13-004, ~127 m

33

Photograph 5 – Silicified, sulfidized and laminated alteration envelope of the Mustang vein at   60.6 m, WB-13-006  34

Photograph 6 – The Mustang vein from 60.9 – 61.0 m, WB-13-006

34

Photograph 7 – Heterogeneous zone with silicified greywacke enclosing the laminated and brecciated Mustang quartz vein, WB-13-008  35

Photograph 8 – Gold grains in heterogeneous zone of laminated quartz vein and silicified-sericitized greywacke, WB-13-015, 114 m  38

Photograph 9 – Disseminated pyrrhotite and arsenopyrite in heterogeneous quartz vein and silicified-sericitized greywacke, WB-13-019, 223 m.  This could be the Mustang structure  39

LIST OF APPENDICES

Appendix 1 – Claims list

Appendix 2 – List of abbreviations (extract of MB 96-28)

Appendix 3 – Assay results (Au + 36 elements) from the drill core logs

Appendix 4 – Lithologies from the drill core logs

Appendix 5 – Assay certificates

Appendix 6 – Process charts and tables results for data verification with standards

Appendix 7 – Gold concentrations of the blanks

Wabamisk Project

November 2013

ITEM 1 SUMMARY

The Wabamisk project, situated approximately 290 kilometres north of the town of Matagami in the province of Québec, occurs in the James Bay territory a few kilometres south of the Eastmain River near the evacuator on the Opinaca Reservoir (Figure 1).  In geological terms, the Wabamisk property occurs in the La Grande Subprovince in the central part of the Superior Province, and more specifically in the Lower Eastmain greenstone belt.

From 2005 to 2009, several gold showings were discovered on the Wabamisk property by Virginia Mines. The Isabelle showing, discovered in 2007, is one of the most significant mineralized zones found to-date with values of 6.48 g/t Au over 3.0 m, 4.20 g/t Au over 13.61 m and 316 g/t Au over 1.00 meter from surface channelling. The best drilling results also came from the Isabelle showing with values of 46.5 g/t Au over 4.0 metres from 2010 drilling campaign. Detailed mapping revealed the shear-hosted nature and early timing of the gold mineralization and identified at least 3 phases of deformation.  More recently, field exploration carried out by Virginia in 2010 uncovered several gold showings including 359.6 g/t Au and 15.6 g/t Au in grab samples from the NE part of the property.

Drilling was undertaken during the winter of 2011 but results were not up to expectations.  Following this the summer 2011 exploration program focused on other gold occurrences that had been previously discovered in the area. This led to the discovery of a dozen new Au showings associated with quartz veining and arsenopyrite disseminations within locally altered wacke. Except for the Ross showing that returned values up to 70 g/t Au and the Boomerang showing that returned values up to 27.7 g/t Au, the others returned values between 1.0 to 10.0 g/t Au.

In the summer of 2012 prospecting and mechanical stripping exposed a new, significant gold system characterized by a field of quartz veins with visible gold occurring in a sequence of folded metawackes for over 900 m in strike length.  The centimetre- to metre-scale quartz veins are locally accompanied by an envelope of intense alteration (silica-sericite-sulphide) up to a few metres thick.

The main gold-bearing structure, the Mustang vein, was exposed by trenching for a distance of over 425 m in a SW-NE direction.  As seen at surface, the Mustang vein and its alteration envelope form a slightly sigmoidal structure up to a few metres thick. The vein is oriented WSW-ENE and dips steeply (75°- 80°) to the north.  Many gold grains were found in several locations along the entire length of the Mustang vein. Although sulphides are not generally abundant in the vein, the alteration envelope contains up to 5% disseminated arsenopyrite and a few gold grains.  Values of 9.66 g/t Au over 4 metres, 3.3 g/t Au over 3.5 metres, 1.99 g/t Au over 1 metre, 18.35 g/t Au over 1 metre, 23.28 uncut (11.14 cut) g/t Au over 4.6 metres, 18.15 g/t Au over 1.7 metres, 8.47 g/t Au over 2.4 metres, 4.46 g/t Au over 2.7 metres, 3.71 g/t Au over 3 metres, 10.15 g/t Au over 0.85 metres, 3.6 g/t Au over 5 metres, 7.65 g/t Au over 1.7 metres and 3.29 g/t Au over 2 metres were returned from channel samples spaced at approximately equal intervals along the length of the Mustang vein.

Wabamisk Project

November 2013

Other mineralized zones just to the NE of the Mustang vein in the Main Stripped zone also returned significant intersections from channel samples, including 3.45 g/t Au over 6.95 metres, 2.47 g/t Au over 6.8 metres, 3.09 g/t Au over 1.3 metres, 5.47 g/t Au over 4 metres and 4.99 g/t Au over 3 metres.  In several cases, these zones appear to be associated with a network of quartz veins and veinlets rather than a single structure as is the case of the Mustang vein.

Mapping and prospecting carried out outside the Main Stripped zone also led to the discovery of other interesting gold showings in several locations on the Wabamisk grid. Most of these showings consist of centimetre- to decimeter-scale quartz veins locally containing visible gold and hosted within variably silicified and chloritized metawackes with traces of sulphides (arsenopyrite and pyrrhotite). Grab samples collected to characterize these new showings returned values varying between 1.6 and 27.6 g/t Au while channel samples yielded results ranging from low values to values of up to 6.73 g/t Au over 2 metres.

In February of 2013 a diamond drill program was undertaken to discover gold-bearing structures at depth.  Three main areas were drilled: (1) the Mustang vein, (2) the Sandpit and east Sandpit, and (3) the Power Line east of the Main Stripped zone.  In all, 29 boreholes were drilled for a total of 4472 metres.  Gold mineralization was cut in almost all boreholes and the Mustang and other gold-bearing veins were successfully intersected at depth.  The most significant intersections from the Mustang vein include 3.66 g/t Au over 1.5 m (WB-13-002), 22.65 g/t Au over 2.25 m (WB-13-005) and 3.93 g/t Au over 2.8 m (WB-13-005).  Other significant intersections from the Main Stripped zone include 3.99 g/t Au over 1.1 m (WB-13-005), 1.98 g/t Au over 13.4 m, including 4.14 g/t Au over 4.0 m, (WB-13-015), 5.66 g/t Au over 1.0 m (WB-13-018) and 6.06 g/t Au over 3.2 m and 18.05 over 0.8 m (WB-13-025).  There were no significant intersections over 0.5 g/t Au from the three boreholes drilled near the power line to the east of the Main Stripped zone

ITEM 2 INTRODUCTION

The purpose of this report is to present exploration work and results from the winter 2013 drilling program on the Wabamisk property and to provide recommendations for future work.

The technical data relating to exploration on the property is derived from the Virginia Mines database and from the SIGÉOM database of the Ministère des Ressources naturelles et de la Faune which is public information accessible from their website.

This report provides technical geological data relevant to the Wabamisk property in Québec and has been prepared in accordance with Form 43-101F1, Technical Report format outlined under NI 43-101.

Author Francis Chartrand, geo, Ph.D., a senior project geologist for Virginia Mines, is the principal geologist responsible for the Wabamisk project and is the Qualified Person.  Mr. Chartrand has been involved in the project since the summer 2012. During the period covered by this report, Mr. Chartrand spent 30 days on the property directly supervising the drill program.

Wabamisk Project

November 2013

Co-author Pascal Simard, Eng. Jr., Virginia Mines project geologist, also supervised the drilling program.  Mr. Simard spent 51 days on the property and is also a Qualified Person.

Since the Wabamisk project is at an early stage of exploration, this report does not discuss any legal or environmental problems requiring expertise outside of the company.

ITEM 3 RELIANCE ON OTHER EXPERTS

This section is not applicable to this report.

ITEM 4 PROPERTY DESCRIPTION AND LOCATION

The Wabamisk project is located in the James Bay area of Québec, Canada, just to the W and SW of the Opinaca reservoir.  The property is situated 290 kilometres north of the town of Matagami and 60 km NW of the Cree community of Nemaska (Figure 1).  The approximate limits of the property are as follows:

Latitude:

52°00’ to 52°20’ North

Longitude:

76°26’ to 77°00’ West

NTS:

33C/02 (Anatacau Lake) and 33C/07 (Kauputauchechun Lake)

UTM zone:

18 (NAD27), 363646 E to 402039 E; 5762436 N to 5801404 N

As of September 2013 the Wabamisk property consisted of 1004 map-designated claims for a total of 52732.02 hectares (Figure 2). A block of 99 map-designated claims totalling 5219.33 hectares was dropped from the property in early 2013.  The 69-claims block (formerly known as the Lac H property) was acquired from SOQUEM Inc. and Ressources D'Arianne Inc.  The obligations that must be met in order to retain the property and the expiration date of the claims are listed in Appendix 1.

These claims are 100% held by Virginia Mines Inc.  The former 69 claims from Lac H property are subject to royalty, 38 of which are subject to a 1.5% NSR in favour of Inco Vale (formerly Inco Ltd.). Half of this royalty (0.75% NSR) is redeemable for $750,000.  The 31 remaining claims are subject to a total 1.5% NSR to SOQUEM and D’Arianne.  Half of this royalty (0.75% NSR) is redeemable at any time for $750,000.  All other claims on the property are free of any royalty, back-in rights or other encumbrances and there are no known environmental liabilities.

Wabamisk Project

November 2013

Mines Virginia
Wabamisk property
location
Figure 1
Office
Drawing
Scale: 1:1000000
Projection: Longitude / Latitude (NAD 83)
0
10
20
40
kilometres
53°
52°
Wemindji
James Bay
Eastmain
Km 381
Wabamisk
property
EM-1
EM-1-A
Nemaska
Waskaganish
James Bay highway

Figure 1 – Location of the Wabamisk property, James Bay, Quebec.

Opinaca Reservoir
Camp Wabamisk
Km 381
Route Muskeg - EM-1
Mines Virginia
Wabamisk property
Location of claims
Figure 2
Office
Drawing:
Scale: 1:250000
Projection: Longitude / Latitude (NAD 83)
0
2.5
5
10
kilometres

Figure 2 – Location of the Wabamisk property claim blocks.

Wabamisk Project

November 2013

ITEM 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is located approximately 60 km northwest of the Cree community of Nemaska (Figure 1), and about 20 km east of the James Bay highway linking Matagami to Radisson.  Two high-voltage (735 kV) power lines run along the eastern edge of the property and a lower-voltage (69 kV) power line crosses the property south of the Eastmain River.

The northern part of the property is accessible by road while the southern part is accessible by air.  The camp may be reached by either the paved James Bay highway to kilometre 395, then along 45 km of all-weather gravel road. Alternatively the camp may be reached via the all-season gravel highway that runs north from Chibougamau to the Nemiscau outpost and north again to the Hydro-Quebec installations along the Eastmain River and beyond to the Opinaca aerodrome (now closed).  This road links up with the gravel road running east from the James Bay highway.  Since the fall of 2007, an ATV trail leads to the central part of the project (northeast part of Anatacau Lake) and also to the Isabelle showing on the southwest shore of Anatacau Lake.  The Opinaca aerodrome lies on the property 2 km southwest of the exploration camp.

Topographic relief on the property is typical for the James Bay area of Québec. It is characterized by gentle relief with rolling hills, abundant lakes, rivers, streams, and swamps and sparse to medium-density conifer forests. Altitudes range between 190 and 310 metres above sea level. The drainage pattern is marked by the presence of numerous lakes on the property, including Anatacau Lake in the central part. Numerous bogs and fens occur in the southern half of the property. Water drains north, towards the Eastmain River.

The ground is snow covered from the end of October to mid-May preventing all fieldwork with the exception of drilling and geophysical survey.

ITEM 6 HISTORY

6.1. Property ownership

The Lac H property was the object of an agreement pursuant to which the Company acquired a 100% interest in the 69 claims constituting the Lac H property, equally owned by SOQUEM Inc. (“SOQUEM”) and D’Arianne, in consideration of the issuance of a total of 50,000 common shares of the Company’s share capital (25,000 to SOQUEM and 25,000 to D’Arianne). Of the 69 claims constituting the property, 38 are subject to a 1.5% NSR in favour of Inco Vale (formerly Inco Ltd.). Half of this royalty (0.75% NSR) is redeemable for $750,000. As for the 31 remaining claims, they are subject to a total 1.5% NSR to SOQUEM and D’Arianne. Half of this royalty (0.75% NSR) is redeemable, at any time, for $750,000. The claims constituting the Lac H property have been merged with the Wabamisk property owned by the Company immediately west.

Wabamisk Project

November 2013

6.2. Previous work

Table 1 summarises all the work done in the project area to-date.

Geological Survey of Canada (1897)

- Geological reconnaissance work in the Eastmain River Area (Low, 1897)

Dome Mines Ltd (1935-36)

- Geological reconnaissance and prospecting work (McCrea, 1936)

-Trenching and drilling (Dome A and K gold showings)

Geological Survey of Canada (1942)

-Eastmain preliminary map (Shaw 1942)

Geological Survey of Canada (1966)

-Systematic regional mapping, Scale 1: 1 000 000 (Eade)

Ministère des Richesses Naturelles du Québec (1968)

-Geological mapping of NTS sheet 33B/04, 33B/03 and the eastern part of 33C/01 at scale 1:50 000. (Carlson et al., 1968)

Ministère des Richesses Naturelles du Québec (1978)

-Mapping of the lower Eastmain volcanogenic belt, scale 1:100 000 (Franconi 1978)

Société de développement de la Baie-James (SDBJ) (1970-1981)

-Evaluation of the mineral potential of the James Bay Region (Vallières, 1988)

-Regional lake-bottom sediment survey

Various companies (1986-1989)

Prospecting, trenching and drilling by various companies.

Virginia Gold Mines(1996)

-Reconnaissance work

Ministère des Ressources Naturelles du Québec (1998-2001)

-Geological mapping of NTS sheets 33C/01, 33C/02, 33C/07 and 33C/08, scale 1:50 000 (Moukhsil, 2000;

Moukhsil et al, 2002)

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November 2013

Cambior (2005-2006)

-Prospecting, mapping, EM-Mag Survey, lake-bottom sediment survey, till sampling survey (Caron 2006 and 2007)

Ministère des Ressources Naturelles du Québec (2010-2011)

-Airborne Magnetic survey (D’Amours, 2011)

Virginia Mines (2006)

-Prospecting, geochemical survey (Cayer and Ouellette, 2007)

-Airborne Magnetic survey (997 linear km)

-Airborne Radiometric survey (K,U,Th) (550km)

Virginia Mines (2007)

-Prospecting, mapping, trenching and channelling (Oswald, R., 2008)

-Ground Magnetic (54 km) and IP survey (46km) (Tshimbalanga, 2008 a and b)

Virginia Mines (2008)

-Drilling (240 meters), prospecting and channeling (Cayer and Oswald, 2009)

Virginia Mines (2009)

-Trenching, channeling and prospecting (Poitras, 2010)

Virginia Mines (2010)

-Drilling (4214 meters) (Poitras, 2011)

-Ground Magnetic survey (138km)

-IP survey (108 km)

-Prospecting, trenching and channelling

-Till survey (52 samples)

Virginia Mines (2011)

- Prospecting (1236 grab samples were collected and 1156 outcrops described) (Savard et al., 2012)

- Trenching, channel sampling and mapping (19 trenches covering 156.60 square meters) (Savard et al., 2012)

- Drilling (Vachon and Ouellette, 2012)

- High-definition magnetic airborne survey (1835 linear kilometers) (St. Hilaire, 2011)

- Till survey (52 samples)

- SGH (Soil Gas Hydrocarbon) and humus survey on Isabelle showing (511 samples) (Sutherland, 2011,                    Charbonneau, 2012)

Wabamisk Project

November 2013

Virginia Mines (2012)

- Pole-dipole IP survey on new Wabamisk grid (171.95 line-km) (Dubois, 2012)

-High resolution helicopter-borne magnetic survey, Wabamisk, Anatacau and Opinaca properties (4981 line-km) (St.   Hilaire, 2012)

-Prospecting on the Wabamisk grid (441 outcrops, 650 grab samples), (Chartrand et al., 2013)

-Excavation, sampling and mapping of stripped zones (98 grab samples, 2186 channel samples from 228 channels)

(Chartrand et al, 2013)

Table 1:  Summary of previous work in the Wabamisk project area

ITEM 7 GEOLOGICAL SETTING AND MINERALIZATION

7.1. Regional Geology

The Wabamisk project is located in the James Bay region within in the central Superior Province.  Four geological subprovinces of Archean age are present from north to south: the La Grande, Opinaca, Nemiscau, and Opatica subprovinces. These subprovinces are essentially composed of metamorphosed volcanic, plutonic, and sedimentary rocks that were subsequently intruded by post- or late-tectonic granitic intrusions. The Wabamisk property is underlain by rocks of the La Grande subprovince (Figure 3).

The La Grande subprovince is primarily composed of volcanic and plutonic rocks (Card and Ciesieski, 1986). It wraps around the Opinaca subprovince to the west, forming a large crescent. The geological contacts with the Nemiscau and Opinaca subprovinces are transitional, grading from dominantly volcano-sedimentary rocks to paragneiss. No ductile faults are reported along the contact zone. The La Grande subprovince comprises about 85% syn- to late-tectonic plutonic rocks and two greenstone belts, the La Grande (LGGSB) and the Middle and Lower Eastmain greenstone belt (MLEGSB). The Wabamisk property overlies the west part of the Lower Eastmain greenstone belt.

The MLEGSB extends along an east-west axis for about 300 km, is 10 to 70 km wide, and is bounded to the south by a major unconformity. It is composed of volcanic and sedimentary rocks that formed in an oceanic setting with mid-oceanic ridges, oceanic plateaus and volcanic arcs. These rocks were intruded by calc-alkaline rocks ranging in composition from gabbro to monzogranite.

The MLEGSB is characterized by volcanic rocks of the Eastmain Group, which is subdivided into 4 volcanic cycles and 5 formations (Boily and Moukhsil, 2003). The Kauputauch Formation forms the first volcanic cycle (2752-2739 Ma) and is composed of massive to pillowed flows of tholeiitic metabasalts and andesitic basalts, and felsic flows overlain by a sequence of felsic to mafic tuffs.

The Natel Formation is part of the second volcanic cycle (2739-2720 Ma) and is composed of komatiite, komatiitic basalt, and massive to pillowed tholeiitic basalt and andesite.

Wabamisk Project

November 2013

The Anatacau-Pivert Formation, which occurs in the project area, forms the third volcanic cycle (2720-2705 Ma).  This formation is composed of metabasalt, amphibolitized andesite, rhyolite and tuff. The entire assemblage is overlain by sedimentary rocks including siltslate, mudslate, wacke and conglomerate. Volcanic activity in this cycle was accompanied by moderate, mainly syntectonic plutonism.

The Komo and Kasak formations, which represent the fourth and last volcanic cycle (<2705 Ma), mainly consist of massive or pillowed basalts, komatiitic basalts and minor andesite. These rocks are amphibolitized and have a tholeiitic affinity. Minor units of felsic ash tuff are intercalated in this formation. Calc-alkaline felsic lapilli tuffs also alternate with minor amounts of mafic tuff (Moukhsil and Doucet, 1999). Two periods of sedimentation occurred after these volcanic cycles, and were accompanied by various episodes of plutonic magmatism.  The Wabamisk Formation (>2705 Ma) was deposited during the first period of sedimentation.  Its base is composed of volcaniclastic layers, with andesitic lapilli tuffs and beds of crystal tuff, polygenic blocky tuff, mafic to felsic blocky tuff, ash tuff and crystal tuff.  The top of the Wabamisk Formation consists of polygenic conglomerate dominated by tonalitic pebbles and another unit of polygenic to monogenic conglomerate with diorite and granodiorite pebbles, interbedded with sandstone beds, tuff layers and iron formations.  According to Moukhsil et al. (2003), the Wabamisk Formation overlies the older rocks in erosional discordance.

The dominantly metasedimentary Auclair Formation (<2648 ±50 Ma), formed during the second sedimentary period, is dominated by paragneiss.  Most of the paragneiss (80%) is derived from greywacke, with the balance derived largely from pelite.   The Auclair Formation is interpreted as the weakly metamorphosed equivalent of metatexites of the Laguiche Basin in the Opinaca subprovince.

Tonalitic to granodioritic plutons are grouped into three categories, synvolcanic, syntectonic, or post- to late-tectonic. Gabbro dykes crosscut all of the above.

Previous work conducted in the MLEGSB outlined three phases of deformation. The first (D1) is characterized by an E-W-trending schistosity ranging in age from 2710 to 2697 Ma. The second phase of deformation (D2) is marked by a NE-SW-trending schistosity which is broadly N-S in many locations, the age of which is estimated between 2668 and 2706 Ma. The third phase of deformation (D3) affects syn- to post-tectonic intrusions and is less penetrative and thus not as obvious on a regional scale.  It is mostly visible in metasedimentary rocks in the form of a WNW-ESE to NW-SE-trending schistosity. This last deformation event is dated at <2688 Ma, which corresponds to the age of metamorphism.  Given the age of the Nemiscau subprovince (<2697 Ma), it is unlikely to bear traces of the first phase of deformation (D1) recognized in the MLEGSB.

Wabamisk Project

November 2013

Pmlb I3B
I3A
A3 I2J[PP]
A2 I3A
Akal4 I1L
Akal2 I1C[EN]M4
Akal3 I1M[PO]MG
Akal1 I2F
Aupu3 I1C[PO]
Aupu2 I1D
Aupu1 I2F
Acal1 I1D-I1C
Amis3 I1M
Amis2 I1C-I1G
Amis1 I1D-I1G
Acey3 I1M
Acey2 I1C
Acey1 I1D
Alec2 I1D
Alec1 I2J
Atuc1 I1D-I1C
Akwa3 I1M
Akwa2 I1C-I1G
Akwa1 I1D[EN]M4
Awek3 I2E
Awek2 I1C
Awek1 I1D
Ausk3 I2E
Ausk2 I1C
Ausk1 I1D
Al M4
Aal3 V1[TU]
Aal1 M4
Awb6 S1C
Awb5 S4A-S4D
Awb4 S4F
Awb3 V1[TU]-V2[TU]
Awb2 V2[TU]
Awb1 V3B(M16)-M16
Aka3 V2
Aka2 V2
Aka1 V3B
Aku1 V3B-M16
Ako2 V2J
Ako1 V3B(M16)-M16
Anp7 S6C-S6F-S4
Anp6 V2[TU]
Anp5 S9B-S9E-S9D
Anp4 V1B-V1C
Anp2 M16,GR
Anp3 V2J-V2D
Anp1 V3B(M16)-M16
390 000 mE
400 000 mE
410 000 mE
420 000 mE
…aca
…ervoir
5 790 000 mN
5 780 000 mN
5 770 000 mN
Camp Wabamisk
2013 NE grid
2012 grid
2013 SW grid
Route Muskeg - EM-1
Mines Virginia
Wabamisk property
Geology and position
of grids
Figure 3
Date: 2013-10-…
Author: Ichartrand
Office
Drawing
Scale: 1:250000 Projection: Longitude / Latitude (NAD 83)
0 2.5 5 10
kilometres

Figure 3 - Geology of the Wabamisk property area, showing position of 2012 and 2013 grids.  Geology after Moukhsil (2000).  See Moukhsil (2000) for lithostratigraphic abbreviations.

Wabamisk Project

November 2013

7.2. Property Geology

Mapping conducted from 2006 to 2012 has improved the understanding of the lithologies on the Wabamisk property (Figure 4).  The mapping of outcrops during this time allowed Virginia to refine the geology of the property within the framework proposed by geologists of the provincial government (Moukhsil, 2000).  The geology of the property is summarized below from stratigraphic base to top.  The regional metamorphic grade observed in volcanic and sedimentary rocks on the Wabamisk property is generally the amphibolite facies and the greenschist facies.

The Anatacau-Pivert Formation forms a NE-SW oriented band across the SE part of the main block of the property.  On the adjacent Opinaca property to the east the sheared contact zone between amphibolitized basalt and siliciclastic rocks at the top of the formation hosts significant gold mineralization that occurs in several zones.  On the adjacent Wabamisk property, only a few gold showings have been found to date in rhyolite and rhyodacite (Lac H volcanic complex) and siltslate, mudslate and chert.  Trenching and mapping by Virginia Mines has revealed the presence of abundant mafic lava, gabbro, siltslate, mudslate and felsic lava in the Anatacau-Pivert Formation. Other subordinate lithologies such as lapilli tuff, arenite, mudrock, exhalite, ultramafic intrusives and QFP dykes were also recognized.

The Wabamisk Formation forms a NW-SE oriented belt across the NW part of the property.  This formation is characterised by mafic lavas, intermediate to felsic tuff and sedimentary rocks ranging from conglomerate to arkose. According the government the younging direction is from the north to south, passing from amphibolitized basalt and intermediate tuff to felsic tuff up-section.

The sedimentary Auclair Formation consists of paragneiss and weakly metamorphosed sedimentary rocks such as arenite, wacke and iron formation.  It forms a large crescent-shaped band across the property.  Most of the gold mineralization on the property occurs within rocks of this formation.

Plutonic bodies of varying age occur along outboard areas and margins of the property, and in general these bodies were not routinely mapped by Virginia Mines’ geologists.  For instance, the core of the Aupiskach tonalitic intrusive in the south part of the project area was not mapped, although its granodioritic rim was investigated along the contact with the Anatacau-Pivert Formation.  The Kapiwak pluton was observed in rocks adjacent to the Auclair Formation in the western part of the property.  The Kawachusi pluton is present at the north contact of the Wabamisk Formation and it marks the northern limit of the property.

Mapping by Virginia geologists has over the years refined the nature and position of geological contacts presented on the government maps to reveal that sedimentary rocks are probably more abundant than previously reported.  The geology of the property has also been reinterpreted using a high definition magnetic airborne survey.  The Virginia interpretation, as shown in Figure 4, recognizes the existence of a folded package of interlayered siliciclastic metasedimentary rocks (greywacke, siltstone, mudstone, arenite and conglomerate), iron formation and gabbro across the central part of the property.

Wabamisk Project

November 2013

Gold occurs almost exclusively in quartz veins accompanied by locally intense alteration that formed varying amounts of quartz, sericite, feldspar, chlorite, biotite and tourmaline. Some gold also occurs in the altered host-rocks which consist predominantly of greywacke and arenite. Veins and host-rocks are deformed and show evidence of N-S shortening accompanied by transposition. This deformation gives rise to folded veins and/or boudinage along transposition planes.  Not all veins have undergone the same degree of deformation. Some early veins are strongly dismembered, whereas later veins show little evidence of deformation.

Opinaca
Reservoir
385 000 mE
390 000 mE
395 000 mE
5 805 000 mN
5 800 000 mN
5 795 000 mN
5 790 000 mN
5 785 000 mN
5 780 000 mN
5 775 000 mN
5 770 000 mN
5 765 000 mN
5 760 000 mN
I2J
I1M
I2F
I1D
I1C
S6
S2-S3
S4
S9
I1G
V2 (TU)
V1-V2
V1B
I3A-I2J
V3B-(M16)
V3B-M16
MInes Virginia
Wabamisk property
Lithological map
Figure 4
Office
Drawing:
0
2
4
8
kilometres

Figure 4 - Geology of the Wabamisk property as interpreted by Virginia Mines.

Wabamisk Project

November 2013

7.3 Mineralization

Several different types of mineral occurrences are reported in the MLEGSB (Moukhsil and al., 2002; Gauthier and Laroque, 1998). They may be classified according to their genetic model and age of emplacement as follows: 1) synvolcanic mineralization (2710-2752 Ma), 2) syntectonic mineralization (2697-2710 Ma), and 3) post-tectonic mineralization (~2687 Ma).

Synvolcanic occurrences represent nearly 50% of known showings in the MLEGSB, and include sulphide-facies iron formations (Fe, Cu, Au, Ag), volcanogenic showings (Cu, Zn, Ag, Au), and magmatic showings such as porphyry-mantos-type (Cu, Au, Ag, Mo) and epithermal (Au, Ag, Cu, Zn, Pb).

Syntectonic occurrences represent slightly more than 40% of known showings and include orogenic deposits Au, As, Sb) related to D1 and D2 phases of deformation. This category also includes gold deposits associated with oxide- or silicate-facies iron formation (Au, As). Finally, the few post-tectonic occurrences that are present correspond to lithium- or molybdenum-enriched pegmatites.

Mineralization is widespread on the Wabamisk property. Pyrrhotite and arsenopyrite are the most common sulphide minerals, followed by pyrite, locally occurring in significant concentrations. Chalcopyrite and bornite were observed in a few locations. Sulphides occur in all mapped units, whether sedimentary, volcanic, or intrusive in origin. Sulphides generally occur as disseminations, replacements and occasionally as thin mm- to cm-scale veins and veinlets.

In iron formation, pyrrhotite is the dominant iron sulphide (<25%) followed by pyrite. Mafic lavas contain more pyrite than pyrrhotite. Disseminated arsenopyrite (<10%) occurs mostly in metasedimentary rock in the north-central part of the property. Very high arsenopyrite percentages are occasionally observed in mafic lavas and tuffs associated with QFP dykes and quartz-tourmaline veins. Most gold anomalies are associated with mafic lavas or metasedimentary units that have been cross-cut by quartz veins and veinlets.

The Isabelle showing, discovered by Virginia Mines in 2007, consists of a series of parallel, steeply-dipping, N-S striking laminated fault-fill quartz veins in a fine- to coarse-grained greywacke. The gold-bearing veins are contained in an envelope that is 10-20 m thick that has been exposed at surface over a strike length of 80 m (Poitras, 2010). Very little sulphide mineralization (<1% pyrrhotite, pyrite and chalcopyrite) is associated with gold mineralization. Visible gold is common.  The greywacke is cross-cut by syn-deformation and syn-mineralization feldspar porphyry dykes up to 4 m thick.  Some of the best gold grades occur in quartz veins cross-cutting the feldspar porphyry.  The mineralized sedimentary rock is in faulted contact with metabasalts to the west and an intrusive contact with an undeformed granodiorite-tonalite pluton to the east.  Down-dip mineral lineations observed on the walls of the gold-bearing veins indicate emplacement in a reverse fault. This faulting event has also created folds with horizontal fold hinges. The veins were subsequently folded to create tight folds with vertical fold hinges.  These two orthogonal deformation events created distinct, circular interference patterns in the fine-grained sedimentary rocks (Poitras, 2010).  Moderate to weak biotite alteration is observed in the wall rock adjacent to the gold bearing quartz veins and weak to moderate garnet alteration is observed in the hanging wall of the steeply east-dipping zone.

Wabamisk Project

November 2013

The Main Stripped area at Wabamisk was the most significant mineralization zone discovered during the summer of 2012 by Virginia Mines, and was the focus of the winter 2013 drill program. Visible gold in quartz veins and in altered wacke was identified over a lateral distance of 850 metres within this system, which remains open towards the east, west and at depth. The gold mineralization consists of variably deformed generations of veins occurring within folded metasedimentary rocks. The centimetre- to metre-scale quartz veins are locally accompanied by an envelope of alteration several centimetres to a few metres wide composed of quartz-feldspar-sericite-chlorite. This alteration assemblage confers a bleached and locally banded and fragmented texture to the greywacke.  The mineralization is structurally controlled and formed in sheared and foliated zones, fractures, stockworks, breccias and fold hinges. Pyrrhotite is the dominant sulphide mineral followed by arsenopyrite and pyrite. Locally, traces of chalcopyrite were found. Very little sulphide mineralization is present in the quartz veins (<3%). Disseminated mineralization up to 15% occurs mainly in vein walls and pervasively in the greywacke near the veins.  Pyrrhotite occurs as fine millimetre-scale stringers parallel to the main schistosity.  Arsenopyrite is localized mainly in the walls of gold-bearing veins, but trace to 10% arsenopyrite locally occurs as disseminated grains along the main schistosity.  It is usually found as hypidiomorphic to idiomorphic crystals greater than 0.25 mm in diameter. Pressure shadows created by these grains are filled by pyrrhotite. When mineralization is found in quartz veins, it often forms clusters. Disseminated mineralization occurs in different modes including replacements and in breccia, stockwork, clusters, veins and veinlets.

Gold occurs as isolated to clustered grains and more rarely as veinlets up to a few millimetres long.  It is found in quartz veins at the contact between altered wall rock and the vein itself. In some cases, gold is directly associated with arsenopyrite, either enclosed in the grains of sulphide or surrounding them.  In the Mustang vein, gold grains locally form trains of between 5 to 30 grains in the main schistosity plane and parallel to the chlorite-sericite laminae in the quartz vein.

ITEM 8 DEPOSIT TYPES

Orogenic lode-gold mineralization is the main deposit type being sought by Virginia Mines on the Wabamisk property. Although these deposits can occur in any lithology, the exploration program paid particular attention to sedimentary rocks given that both the Éléonore deposit and the Isabelle zone occur in greywacke.  The primary exploration targets are fault zones and theses are targeted using lineaments analysis on regional magnetic surveys, topographic maps and satellite images.  Other targets include bends in regional foliation, lithological contacts, borders of intrusions, metamorphic gradients and contacts between sub-provinces.  It is important to bear in mind that in orogenic systems, there may be coexistence of sterile veins and auriferous veins. Thus sampling all the veins is essential.

Cu-Au porphyry deposits are the secondary deposit type being investigated on the Wabamisk property.  Several Cu-Au ± Ag veins have been identified in the northern and central portions of the property which are spatially related to feldspar porphyry dykes and or intrusions.  No clear genetic relation has been established between mineralization and intrusive bodies. Exploration targeting for this type of deposit involves the identification of potassic alteration and major fault zones.  For both types of deposit exploration by Virginia Mines is heavily dependent on foot traverses, grab and boulder sampling and outcrop descriptions. Once a gold showing has been

Wabamisk Project

November 2013

identified exploration then proceeds with stripping, channel sampling, detailed mapping and drilling.

ITEM 9 EXPLORATION

During the month of January 2013 two grids totalling 102.2 line-kilometres were cut on the property to facilitate future IP surveys, prospecting and mapping (Figure 4).  The lines were spaced at 200 m intervals.  One grid was cut to extend the existing Wabamisk grid to the NE, and the other to extend the Wabamisk grid southwestward to the north of Anatacau Lake.

During February and March of 2013 Abitibi Geophysics of Val-d’Or completed an 89.3 line-kilometre pole-dipole IP survey on these two new grids.  One hundred and thirteen IP anomalies were interpreted from the data by Martin Dubois, geo, B.Sc., senior geophysicist with Abitibi Geophysics.  This data was used to guide the summer 2013 trenching campaign.  Details of this campaign and the IP survey are filed as separate reports.

Aside from the drilling program discussed below, no other exploration work was done on the property during the time covered by this report.

ITEM 10 DRILLING

From the 7th of February to the 15th of March 2013 Chibougamau Diamond Drilling completed a 29 borehole, 4472 m campaign on the Wabamisk property (Table 2 and figures 5 to 7).  The borehole program focused on the Main Stripped zone where a significant gold mineralized system was uncovered in 2012 by excavator-assisted trenching of showings discovered in 2011 (see Chartrand et al., 2013 for details).  The boreholes were concentrated in four areas from west to east: (1) the Mustang vein (WB-13-001 to WB-13-013); (2) the Sandpit (WB-13-014 to WB-13-023); (3) east of the Sandpit (WB-13-024 to WB-13-026); and (4) the Power Line (WB-13-027 to WB-13-029).

Drill core was logged by the authors of this report.  The authors, briefly assisted by Pierre-Étienne Mercier (geologist in training), selected all the samples for geochemical analysis. The drill core was split and the samples were bagged by technicians David De Champlain (Virginia Mines), Gerald Harrison (Services Techniques Géonordic), Davey Gagnon (Technominex) and Philippe Nadeau (Technominex).

Drilling operations were conducted from the Wabamisk camp. Pick-up trucks and snowmobiles were used to reach the drill and transport the core to the camp.

Drill core was sampled when veins or altered rocks were present.  Samples were typically one metre long.  In all, 1480 samples from drill core, 272 gold standards and 91 blanks were analyzed for Au and 36 other elements.  For geological reasons related to the anticipated size of the gold grains in a given drill core sample, 796 were analyzed by fire assay and 684 by metallic screen.

Wabamisk Project

November 2013

Gold intersections above 0.25 g/t are listed in Table 3.  Analytical results for Au and the 36 elements are presented in Appendix 3.  Borehole logs are presented in Appendix 4, and assay certificates are listed in Appendix 5.  All drill sections are presented in sections in figures 8 to 25.  All sections are oriented at 1600, with gold values in ppm shown on the right-hand side of the borehole trace.  Abbreviations used in the section legends and to describe the core are listed in Appendix 2, with the following additions (1) “ALT” denotes altered rock, (2) “$” signifies the presence of disseminated sulfides or gold mineralization.

Mines Virginia
Wabamisk project
Drill holes
Winter 2013
Figure 5
Date: 2013-10-30
Office
Drawing:
Scale: 1:10000
Projection: UTM Zone 18 (NAD 27 for Canada)
0
100
200
400
metres
Powerline area
East of sandpit area
Sandpit area
Mustang vein area
Route Muskeg-Eastmain 1
5 782 000 mN
5 781 500 mN
5 781 000 mN
5 780 500 mN
392 000 mE
392 500 mE
393 000 mE
393 500 mE
394 000 mE
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29

Figure 5 – Location of boreholes from the winter 2013 drill program. Numbers refer to the borehole number (for example, 13 refers to WB-13-013).

Wabamisk Project

November 2013

Mines Virginia
Drill holes
Mustang vein sector
Figure 6
2012 surface gold zone (Au > 0.25 g/t)
1.0 / 2.5
3.5 / 4.1
Drill intersection
Gold in g/t per metre
Date: 2013-10-30
Author: fcharland
Office
Drawing
Scale: 1:2500
Projection: UTM Zone 18 (NAD 27 for Canada)
0 25 50 100
metres
Mustang vein
BL 0 + 00
3 + 00 W
2 + 00 W
1 + 00 W
0 + 00
1 + 00 E
5.781 000 mN.
5.780 900 mN.
5.780 800 mN.
391 900 mE
392 000 mE
392 100 mE
392 200 mE
392 300 mE
392 400 mE
WB-13-001
WB-13-002
WB-13-003
WB-13-004
WB-13-005
WB-13-006
WB-13-007
WB-13-008
WB-13-009
WB-13-010
WB-13-011
WB-13-012
WB-13-013
WB-13-014
1.98/13.4
1.19/2.0
1.79/2.1
1.07/0.7
1.37/0.85
3.66/1.5
1.14/1.0
1.1/2.55
3.99/1.1
1.48/1.0
1.68/1.0
3.93/2.8
22.65/2.25
2.3/1.15
1.96/2.4

Figure 6 - Location of drill holes in the Mustang vein area, showing drill intersections greater than 1.0 g/t Au.

Wabamisk Project

November 2013

2012 surface gold zone (Au > 0.25 g/t)
1.0 / 2.5
3.5 / 4.1
Drill intersection Gold in g/t per metre
Mines Virginia
Drill holes Sand pit and sand pit east sectors Figure 7
0
25
50
100
metres
392 400mE
392 500mE
392 600mE
392 700mE
392 800mE
5 781 300 mN
L 2 + 00 E
L 3 + 00 E
L 4 + 00 E
L 5 + 00 E
L 6 + 00 E
L 7 + 00 E
BL 0 + 00
Sand pit east
Sand pit
WB-13-014
WB-13-015
WB-13-016
WB-13-017
WB-13-018
WB-13-019
WB-13-020
WB-13-021
WB-13-022
WB-13-023
WB-13-024
WB-13-025
WB-13-026
WB-13-027
6.06/3.2
18.05/0.8
1.16/2.3
1.04/1.0
1.33/2.35
1.46/1.45
1.33/1.0
5.66/1.0
1.85/1.0
2.32/1.0
1.98/13.4
2.95/2.0
1.79/2.1
1.07/0.7
1.37/0.85
1.1/2.55

Figure 7 - Location of drill holes in the Sandpit and Sandpit east areas, showing drill intersections greater than 1.0 g/t Au.

Wabamisk Project

November 2013

Hole Name	Easting	Northing	Elevation	Azimuth	Dip	Length
WB-13-001	392340	5780982	267	160	-50	174
WB-13-002	392326	5781021	264	160	-55	217
WB-13-003	392305	5780935	270	160	-50	111
WB-13-004	392296	5780973	269	160	-50	171
WB-13-005	392255	5780934	270	160	-50	150
WB-13-006	392222	5780876	271	160	-50	102
WB-13-007	392179	5780849	269	160	-50	102
WB-13-008	392136	5780820	266	160	-50	102
WB-13-009	392036	5780662	253	160	-50	126
WB-13-010	392002	5780756	252	160	-50	102
WB-13-011	392374	5780890	264	160	-55	174
WB-13-012	392414	5780795	257	160	-55	174
WB-13-013	392450	5780701	253	160	-50	174
WB-13-014	392394	5781002	265	160	-50	135
WB-13-015	392357	5781104	259	160	-50	231
WB-13-016	392411	5781121	260	160	50	111
WB-13-017	392382	5781196	255	160	-50	208
WB-13-018	392459	5781111	260	160	-50	102
WB-13-019	392425	5781200	256	160	-50	243
WB-13-020	392499	5781120	261	160	-50	102
WB-13-021	392464	5781214	258	160	50	192
WB-13-022	392561	5781155	262	160	50	120
WB-13-023	392540	5781206	260	160	-50	195
WB-13-024	392742	5781076	261	160	-50	126
WB-13-025	392707	5781169	264	160	-50	144
WB-13-026	392630	5781173	260	160	-50	153
WB-13-027	392957	5781073	254	160	-50	129
WB-13-028	393445	5781188	243	160	-50	114
WB-13-029	392526	5781801	228	160	50	288

Table 2 – List of drill holes from the winter 2013 campaign, Wabamisk property.  Coordinates in NAD 27, zone 18.

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Intersections from the Mustang Vein area						
Borehole	NAD27z18E	NAD27z18N	From	To	m	Au g/t
WB-13-001	392 340	5 780 982	21	23,1	2,1	1,79
			55,45	58	2,55	1,10
			79	80	1	0,79
WB-13-002	392 326	5 781 021	74	76	2	1,19
			124	125,5	**1,5**	**3,66**
			129	130	1	1,14
			201,6	203	1,4	0,25
WB-13-003	392 305	5 780 935	7,4	8	0,6	0,25
			55	56	1	1,68
			66	68	2	0,39
			74,9	77,8	2,9	0,85
			86,9	87,5	0,6	0,77
WB-13-004	392 296	5 780 973	67	72	5	0,60
			84	85	1	0,57
			87,7	89,1	1,4	0,63
			125,5	127,75	**2,25**	**22,65**
WB-13-005	392 255	5 780 934	17	18,1	**1,1**	**3,99**
			36	37	1	1,48
			67,55	68,05	0,5	0,27
			102,2	105	**2,8**	**3,93**
WB-13-006	392 222	5 780 876	59,7	62,4	2,7	0,69
WB-13-007	392 179	5 780 849	54	55,15	1,15	2,30
			64	65	1	0,25
WB-13-008	392 136	5 780 820	43,6	46	2,4	1,96
WB-13-010	392 002	5 780 756	70,5	71,5	1	0,36

Table 3a – Significant intersections (≥ 0.25 g/t Au) from drill core in the Mustang vein area.

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Table 3b - Significant intersections (≥ 0.25 g/t Au) from drill core in the Sandpit area.

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Table 3c - Significant intersections (≥ 0.25 g/t Au) from drill core in the Sandpit East and Power Line areas.

10.1. Mustang Vein

During the summer of 2012 the gold-bearing Mustang vein was uncovered for a distance of approximately 425 m along strike.  This rectilinear vein strikes NE-SW and dips steeply to the north.  The vein and its alteration envelope vary from several centimetres to a few metres in thickness at surface.  The Mustang vein disappears under overburden to the east and west.

Nine boreholes, WB-13-001 to WB-13-008 and WB-13-010, directly targeted the vein (Figure 6).  One hole, WB-13-009, targeted an IP anomaly to the south of the Mustang vein along the same section as WB-13-010.  Three others, WB-13-011 to WB-13-013, were drilled to the south of the vein along the same section as WB-13-001 and WB-13-002.  These three boreholes were done to test an IP anomaly as well as to determine the geology in the vicinity of the Mustang vein and adjacent Sandpit area.

The drill program successfully intersected the Mustang vein in all holes at the predicted depth.  The vein was intersected at depths of up to 100 m below the surface.  The width of the vein and its alteration envelope are similar to those at surface, confirming that the Mustang vein is a consistent continuous structure several hundred metres long and over one hundred metres wide (along the dip direction).

The most common host rock encountered during the drill program was a medium- to fine-grained, massive, thinly bedded or laminated greywacke.  Arenite, arkose, siltstone, mudstone and gabbro were also observed but were much less common.  Locally, the sedimentary rocks contain veinlets and cm- to dm-scale veins of quartz with lesser biotite, amphibole, white mica, chlorite, epidote and sulfides (mostly pyrite, pyrrhotite and arsenopyrite).  An alteration envelope composed of variable quantities of quartz, amphibole (probably actinolite), white mica, chlorite, epidote and sulfide (arsenopyrite, pyrite and pyrrhotite) commonly occurs around the quartz veins and veinlets, pervading the host rock for a few millimetres to several centimetres.  In the case of the Mustang vein this envelope is thicker, and depending on the vein’s thickness is up to couple of metres thick.  An alteration assemblage, consisting of feldspar, amphibole (probably actinolite) and minor carbonate, also occurs in isolated patches and bands within the rock in spatial association with the quartz veins and veinlets.

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10.1.1. WB-13-001 (L 1+00E, 0+00; azimuth 160o, plunge -50o, length 174 m)

This borehole was drilled to intersect the Mustang vein at depth between trenches WB2012TR011 and WB2012TR045-049 (Figure 8).  Between 8.0 and 23.06 m the borehole intersected greywacke with a few percent AS and PO and several thin quartz veins. Gold was observed in a brecciated quartz vein between 22.0 and 23.1 m (photographs 1 and 2).  Another grain of gold was observed at 130.5 m in a greywacke with a few percent quartz veinlets.

Three intervals returned significant gold values.  The interval with the visible gold returned 1.65 g/t Au over 2.1 m from 21.0 to 23.1 m.  This intersection correlates with one of the gold intervals in WB2012TR004.  A second interval, which could correspond to the extension of the Mustang vein to the east, returned 1.1 g/t Au over 2.55 m from 55.45-58.0 m.  The deepest intersection with visible gold returned 0.2 g/t Au over 1.0 m from 130.0-131.0 m.

Photograph 1 - Gold-bearing brecciated quartz vein from WB-13-001, 22.0 to 23.1 m.

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Photograph 2 – Gold grain from WB-13-001 at 22.7 m.

10.1.2. WB-13-002 (L 1+00E, 0+40N; azimuth 160o, plunge -55o, length 217 m)

This borehole intersected several m-scale zones of altered greywacke with a few percent PO-PY-AS (Figure 8).  Four intervals grading more than 0.25 g/t Au were intersected, the most significant of which is 3.66 g/t Au over 1.5 m from a quartz vein zone between 124.0-125.5 m.  This corresponds to the second gold-bearing interval of WB-13-001 and probably to the Mustang vein.

10.1.3. WB-13-003 (L 0+50E, 0+36S; azimuth 160o, plunge -55o, length 111 m)

This borehole, drilled to intersect the Mustang vein, intersected massive and bedded greywacke having a few m-scale zones with quartz veins and veinlets (Figure 9).  Five mineralized intersections were encountered, the most significant of which graded 1.68 g/t over 1.0 m from 55.0 to 56.0 m.  The 2.9-m-intersection from 74.9-77.8 m, grading 0.85 g/t Au, corresponds to the Mustang vein and its alteration envelope.  These are exposed at surface in trench WB2012TR011.

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10.1.4. WB-13-004 (L 0+50E, 0+10N; azimuth 160o, plunge -50o, length 171 m)

WB-13-004 cut four gold-bearing zones associated with quartz veins and altered greywacke within a package of greywacke and siltstone (Figure 9).  The richest intersection, 22.65 g/t Au over 2.25 m from 125.5-127.75 m, corresponds to the Mustang vein at approximately 100 m below trench WB2012TR011.  Several gold grains were observed in drill core from this interval (photographs 3 and 4).

264609
125
VIRGINIA
Analyse pour :
126 - 126.8
126
263828
129
129
130
264610

Photograph 3 – The Mustang vein in greywacke from borehole WB-13-004.  Note laminated aspect of the vein.

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Photograph 4 – Visible gold in the Mustang vein from borehole WB-13-004 at approximately 127 m.

10.1.5. WB-13-005 (L 0+00, 0+22S; azimuth 160o, plunge -50o, length 150 m)

For the most part, this borehole intersected massive and thinly bedded and laminated greywacke.  A zone with quartz veins and their alteration envelopes was cut from 102.2-105.9 m (Figure 10).  This zone corresponds to the Mustang vein in trench WB2012TR083.  A grade of 3.93 g/t Au over 2.8 m was returned from 102.2-105.0 m.  This interval also has visible gold.

10.1.6. WB-13-006 (L 0+50W, 0+60S; azimuth 160o, plunge -50o, length 102 m)

This borehole cut a package of fine-grained massive to laminated greywacke and siltstone (Figure 11).  The Mustang vein and its arsenopyrite-bearing alteration envelope were intersected from 59.6 to 62.4 m, which graded 0.69 g/t Au.  The vein itself is thin, occurring from 60.9 to 61 m (photographs 5 and 6).

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263849
VIRGINI
Analyse pour :
60.6-61.3
Au
+
SCAN
60.6
263853

Photograph 5 – The silicified, sulfidized and laminated alteration envelope of the Mustang vein at 60.6 m, WB-13-006.

Photograph 6 – The Mustang vein from 60.9 to 61.0 m, WB-13-006.

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10.1.7. WB-13-007 (L 1+00W, 0+75S; azimuth 160o, plunge -50o, length 102 m)

The geology of this borehole is similar to that of WB-13-006, with the Mustang vein injected into fine greywacke and siltstone (Figure 12).  The vein and its alteration envelope occur from 54.5 to 55.15 m.  The interval from 54.0 to 55.15 m graded 2.3 g/t Au.

10.1.8. WB-13-008 (L 1+50W, 0+90S; azimuth 160o, plunge -50o, length 102 m)

This borehole intersected a zone composed of altered and sulfidized (AS-PO) greywacke that encloses a centimetre-scale zone of banded silicified greywacke injected by thin quartz veins from 43.6 to 45.7 m (Figure 13, photograph 7).  This zone probably corresponds to the Mustang vein.  The interval from 43.6 to 46.0 m returned 1.96 g/t Au over 2.4 m.

Photograph 7 – Heterogeneous zone with silicified greywacke enclosing laminated and brecciated quartz vein (the Mustang), WB-13-008.

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10.1.9. WB-13-009 (L 3+00W, 2+00S; azimuth 160o, plunge -50o, length 126 m)

This borehole, drilled to test an IP anomaly at depth, intersected greywacke locally injected by quartz veins forming intervals several decimetres thick (Figure 14).  Although the veins compose up to 75% of these intervals, no significant gold values were returned by this drill hole.  The IP anomaly is explained by the presence of disseminated pyrrhotite in the greywacke.

10.1.10. WB-13-10 (L 3+00W, 1+00S; azimuth 160o, plunge -50o, length 102 m)

This borehole targeted the depth extension of the Mustang vein beneath trench WB2013TR006, the westernmost outcropping of the vein before it disappears under thick overburden (Figure 14).  The rock types intersected by the drill hole include fine greywacke, siltstone and gabbro as well as a thin quartz vein and alteration envelope.  The interval that intersected the vein, which corresponds to the Mustang vein at surface, returned 0.36 g/t Au over 1.0 m from 70.5 to 71.5 m.

10.1.11. WB-13-011 (L 1+00E, 1+00S; azimuth 160o, plunge -55o, length 174 m)

This borehole intersected a package of greywacke which is locally altered and sulfidized over several dozen metres to form up to 5% pyrrhotite, pyrite, and arsenopyrite with gangue composed of feldspar, amphibole, chlorite and epidote (Figure 8).  The greywacke hosts a network of veinlets and thin veins of QZ-AM-CL-EP-PY-PY-AS from 3.0 to 26.65 m.    A thin quartz vein occurs from 33.5 to 34.45 m.  Unfortunately, no significant gold values were returned from the borehole.

10.1.12. WB-13-012 (L 1+00E, 2+00S; azimuth 160o, plunge -55o, length 174 m)

WB-13-012 intersected two metre-scale zones with up to 15% thin quartz veins (Figure 15).  Disseminated arsenopyrite is present in minor quantities near the veins.  No significant gold values were returned from this drill hole.

10.1.13. WB-13-013 (L 1+00E, 3+00S; azimuth 160o, plunge -50o, length 174 m)

This drill hole targeted an IP anomaly to the south of the Mustang vein (Figure 15).  Three metre-scale intervals of siliceous greywacke and siltstone with up to 10% disseminated and laminated pyrrhotite were encountered during drilling.  These rocks are probably the source of the IP anomaly.  No significant gold values were returned by this drill hole.

10.2. Sandpit

Thirteen boreholes, WB-13-014 to WB-13-26, were completed in and adjacent to the Sandpit area in order to test for possible extensions of the Mustang zone to the east and for depth extensions of the mineralized zones found in several stripped outcrops (Figure 7).

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The mineralized zones in the Sandpit area are morphologically different than mineralization in the Mustang vein.  In the Sandpit area, most gold is associated with networks of decimetre- and centimetre-scale veins and veinlets of quartz that for the most part are parallel to bedding/main schistosity.  The wall rocks of these veins contain minor disseminations and veinlets of arsenopyrite, pyrrhotite and pyrite.  Near the veins, the rock is pervasively silicified and sericitized as well as chloritized.  Biotite and amphibole also occur locally.  The thickness of the altered wall rocks varies from a few to 25 cm according to the thickness of the veins.  The percentage of arsenopyrite locally attains up to 10% in the altered wall rock.

The most common rock type encountered during drilling was fine to medium grained greywacke that is either massive or laminated.  These parallel and planar laminae are for the most part due to the intercalation of greywacke and siltstone-mudstone.  Locally, horizons of amphibole-bearing, medium to coarse grained arenite are present.

10.2.1. WB-13-014 (L 1+50E, 0+00S; azimuth 160o, plunge -50o, length 135 m)

This drill hole, as well as WB-13-015, targeted the possible eastern extension of the Mustang vein beneath the thick sand deposits in the Sandpit (Figure 16).  Several thin mineralized zones were intersected by this borehole.  The first three of these correlate with the thin anastomosing gold zones exposed in stripped zone WB1012TR046-049.  The deepest of the three, with 1.07 g/t Au over 0.7 m (61.3 to 62.0 m), corresponds to the Mustang zone.  Two other thin gold zones occur between 100 and 112 m.

10.2.2. WB-13-015 (L 1+50E, 1+10N; azimuth 160o, plunge -50o, length 231 m)

This borehole returned the most interesting gold intersection of the campaign from a package of greywacke and amphibole-bearing arenite that is locally injected by networks of quartz veinlets and cm-scale veins (Figure 16).  The 13.4 m thick interval from 107.6 to 121.0 m returned 1.98 g/t Au, including 4.14 g/t Au from 112.0 to 116.0 m.  This includes a massive quartz vein from 113.7 to 114.8 m enclosed by chloritized and sericitized greywacke.  Minor disseminated pyrrhotite and arsenopyrite occur in the envelope as well.  Several fine grains of gold were observed between 112 and 121 m (Photograph 8).

Other thin weakly-mineralized intervals occur in this borehole.  A zone with 5% quartz veins and veinlets from 200-207 m probably corresponds to the Mustang vein exposed in WB2013TR046-049 and in borehole WB-13-014.  The 3.6 m interval from 203.0-206.6 m grades 0.55 g/t Au.

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Photograph 8 – Visible gold in heterogeneous zone of laminated quartz vein and silicified and sericitized greywacke, WB-13-015, 114 m.

10.2.3. WB-13-016 (L 2+00E, 1+00N; azimuth 160o, plunge -50o, length 111 m)

This and the following drill hole targeted the mineralization exposed in stripped zones WB2012TR002 and WB2012TR028, respectively (Figure 17).  WB-13-016 cut a thin low-grade zone that returned 0.55 g/t Au over 2.0 m from 44.0 to 46.0 m.  This interval, containing up to 10% quartz veins, corresponds to a gold zone exposed in trench WB2012TR002.  The most common rock type encountered in this drill hole is massive to sheared greywacke.

10.2.4. WB-13-017 (L 2+00E, 2+10N; azimuth 160o, plunge -50o, length 208 m)

This borehole intersected a quartz vein zone between 53.9 and 58.15 that correlates with the presence of a similar zone in WB2012TR028 (Figure 17).  Despite  having over 10% quartz veins and a few percent arsenopyrite in the wall rock, the grade is low at 0.26 g/t Au over 1.1 m from 53.9 to 55.0 m.  Another interval with a few percent disseminated sulfide and quartz veinlets that did not return any significant values probably corresponds to the same zone intersected by the previous drill hole.

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10.2.5. WB-13-018 (L 2+50E, 0+75N; azimuth 160o, plunge -50o, length 102 m)

This drill hole intersected greywacke injected with 10% quartz veins and having up to 5% fine grained pyrrhotite disseminations and stringers from 29.1 to 32.7 m (Figure 18).  This interval graded 5.66 g/t Au from 31.0 to 32.0 m, and could well correspond to the 11.45 g/t Au over 1.0 m that was returned from stripped zone WB2012TR 003.

10.2.6. WB-13-019 (L 2+50E, 1+70N; azimuth 160o, plunge -50o, length 243 m)

Several thin weakly mineralized intervals that are generally associated with thin quartz veins and veinlets hosted by altered and sulfidized wacke (Figure 18).  The alteration zones around the veins may have up to 10% pyrrhotite and 5% arsenopyrite present.  The best gold values occur in the deeper intervals.  One of them (2.32 g/t Au from 222.5 to 223.5 m) possibly corresponds to the Mustang vein (Photograph 9).

Photograph 9 - Disseminated pyrrhotite and arsenopyrite in heterogeneous quartz vein/silicified and sericitized greywacke at 223 m, WB-13-019.  This structure could be the Mustang vein.

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10.2.7. WB-13-20 (L 3+00E, 0+70N; azimuth 160o, plunge -50o, length 102 m)

This borehole intersected a package of greywacke with minor arenite that has an almost 10-m-thick zone of silicified and chloritized rock, up to 7% quartz veins and 5% disseminated PO, PY and AS from 30.85 to 40.5 m (Figure 19). Results for gold however were disappointing and only a couple of thin low-grade zones were intersected.

10.2.8. WB-13-021 (L 3+00E, 1+70N; azimuth 160o, plunge -50o, length 192 m)

The rock types encountered in this borehole include greywacke and amphibole-bearing arenite for the most part (Figure 19).  A zone of irregular AM-FP veins occurs from 138.3 to 166.4 m, adjacent to a zone having a few quartz cm- to dm-scale quartz veins with traces of PO and AS in the wall rock.  As is the case for the previous drill hole only a few thin low-grade gold zones were intersected.  These correlate well with the gold zones of WB-13-020.

10.2.9. WB-13-022 (L 3+65E, 1+35N; azimuth 160o, plunge -50o, length 120 m)

This drill hole targeted the depth extension of the channel in stripped zone WB2012TR031 that returned 5.47 g/t Au over 4.0 m (Figure 20).  WB-13-022, which intersected greywacke and amphibole-bearing greywacke and arenite, encountered a significant interval from 41.65 to 51.05 m composed of altered greywacke injected by up to 10% quartz veins, as well as a quartz vein from 42.7 to 44.0 m.  This interval correlates well with the mineralization at surface.  The altered greywacke also has up to 5% AS with lesser PO and up to 15% quartz veinlets.  The interval from 41.65 to 44.0 m grades 1.33 g/t Au over 2.35 m. Another mineralized interval, grading 1.46 g/t Au over 1.45 m from 58.0 to 59.45 m, occurs in a greywacke injected by up to 7% quartz veins and a few percent disseminated and stringer pyrrhotite and traces of arsenopyrite.

10.2.10. WB-13-023 (L 3+65E, 0+80N; azimuth 160o, plunge -50o, length 195 m)

The geology of this drill hole is similar to that of the previous borehole (Figure 20).  The significant interval intersected by the previous borehole was also encountered in WB-13-023 from 141.5 to 149.1 m, and the same quartz vein was intersected from 143.6 to 144.85 m.  Unfortunately the gold values returned from this vein and its alteration envelopes were below 1.0 g/t Au.

10.2.11. WB-13-024 (L 5+05E, 0+55S; azimuth 160o, plunge -50o, length 126 m)

This drill hole, as well as the next drill hole below, targeted the depth extensions of gold zones found in WB2012TR009 and WB2012TR015 (Figure 21).  This borehole encountered massive to laminated and thinly bedded greywacke and a few m-scale zones with up to 10% quartz veins and minor sulfide (AS and PO).  Gabbro and diabase were also present in the drill core.  A 10-m-thick massive quartz vein was intersected from 10.35 to 12.35 m but no significant gold values

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were returned, despite the presence of arsenopyrite in the adjacent wall rocks.  However, an interval of greywacke cut by a few quartz veins occurring from 90 to 92 m did return 2.95 g/t Au over 2.0 m.

10.2.12. WB-13-025 (L 5+05E, 0+45N; azimuth 160o, plunge -50o, length 144 m)

For the most part this drill hole intersected massive and laminated greywacke that is locally altered and injected by quartz veins (Figure 21).  From 0.8 to 4.9 m the borehole cut a zone of greywacke injected by up to 25% quartz veins having alteration envelopes composed of chlorite, quartz and biotite.  The interval from 0.8 to 4.0 m returned 6.06 g/t Au over 3.2 m.  Although this zone occurs at surface it was not seen as stripped zone WB2012TR015 was not extended far enough to the NE during the summer of 2012.  A second mineralized interval from 62.2 to 63.0 m that graded 18.05 g/t Au was returned from a sulfide-bearing greywacke (PO-AS) at the contact of fractured and altered (BO-CL) greywacke.  This intersection correlates with the interval of 4.99 g/t Au over 3.8 m returned from channel R2 at the south end of WB2012TR015.

10.2.13. WB-13-026 (L 4+30E, 0+75N; azimuth 160o, plunge -50o, length 153 m)

Massive greywacke that is locally altered and injected by quartz veins are the predominant lithologies encountered in this borehole (Figure 22).  The quartz veins and accompanying altered rocks (CL, SR) occur in metre-scale zones.  A few weakly mineralized gold intervals occur in these zones.  The best interval, 1.16 g/t Au over 2.3 m, was returned from a chloritized greywacke with 15% quartz veins and up to 5% PO-(PY-AS) occurring from 36.7 to 39.6 m.

10.3. East of Mustang and Sandpit

Three boreholes, WB-13-27 to WB-13-29, were drilled to the east of the Sandpit area and Mustang vein to test for mineralization below outcrops that returned significant gold values during the summer of 2012.

10.3.1. WB-13-27 (L 7+00E, 1+30S; azimuth 160o, plunge -50o, length 129 m)

This borehole was drilled to test an IP anomaly along strike from gold-bearing greywacke found in outcrop (Figure 23).  Three thin intersections below 1.0 g/t Au were found.  One of these intersections graded 0.45 g/t Au over 1.3 m from 66.0 to 67.3 m in a sulfide-bearing greywacke injected by a few thin quartz veins.  The sulfides, composed of up to 7 % PO-PY-AS, probably account for the IP anomaly.

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10.3.2. WB-13-28 (L 12+00E, 1+95S; azimuth 160o, plunge -50o, length 114 m)

WB-13-028 was drilled to test an IP anomaly below a surface channel sample that returned 5.36 g/t Au over 1.0 m (Figure 24).  The borehole cut massive and laminated greywacke having a zone with up to 10% quartz vein injections from 37.6 m to 77.2 m.  Another such zone, having up to 5% arsenopyrite, occurs from 101.4 to 104 m.  Despite the presence of these favorable rock types, only two thin zones having less than 0.5 g/t Au were found.

10.3.3. WB-13-29 (L 5+60E, 7+00N; azimuth 160o, plunge -50o, length 288 m)

This borehole targeted an IP anomaly as well as the possible depth extension of a gold-bearing surface zone grading 6.73 g/t Au over 2.0 m (Figure 25).  For the most part this borehole encountered massive and laminated greywacke with few quartz veins.  However, from approximately 126.0 to 191 m, the rock is weakly altered and sulfidized, with up to 10% FP-AM-CL-CC locally.  An interval from 149.25 to 154.4 m exhibits up to 7% sulfide (mostly PO with subordinate PY and AS) in a silicified greywacke.  This sulfide zone probably explains the IP anomaly.  No significant intersections were returned from this hole.

A second zone occurring from 253.0 m to 254.35 m with almost 50% decimetre-scale quartz veins did not return any significant gold values either.

ITEM 11 SAMPLE PREPARATION, ANALYSES AND SECURITY

For geological reasons the drill core samples were analyzed for gold by two methods, total metallic screen (for coarse gold in the veins and immediate wall rocks) and fire assay fusion/atomic absorption.  This is essentially the same methodology that was used successfully during the summer 2012 trenching and channel sampling program.

Gold was analyzed by fire assay fusion/atomic absorption, the Au-AA23 method of ALSCHEMEX laboratories, when the presence of coarse grained gold was not anticipated.    These samples were crushed in their entirety at the ALS Minerals preparation laboratory in Val-d’Or to >70% passing 2 mm (10 mesh; ALS Minerals procedure CRU-31).  A 200- to 250-g sub-sample was obtained after splitting the finer material (< 2 mm).  The split portion derived from the crushing process was pulverized using a ring mill to > 85% passing 75 µm (200 mesh - ALS Minerals procedure PUL-31).  From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Minerals laboratory for assay, typically on a 30 gram sample.  For the samples with the values higher than 10 g/t Au, the analysis was repeated with the Au-GRA21 procedure (AAS followed by gravimetric finish).  Other concentration of other elements, including Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sn, Sr, Th, Ti, Tl, U, V, W and Zn, were determined by the ME-ICP41 procedure (aqua regia digestion followed by ICP-AES analysis).   The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference.

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The total metallic screen procedure was employed to minimize the nugget effect caused by coarse-grained gold, which is often present in quartz veins and their alteration zones at Wabamisk.   The samples typically weighed between 1.0 and 3.5 kg.  First, the whole sample is crushed and pulverized and 40 to 90 grams are left on the screen so as to isolate the coarse gold.  The sample is then sifted to 106 µm and two 50-g analyses are done on the -106 µm fraction (Au-AA25) while the +106 µm fraction is completely analyzed using fire assay fusion followed by a gravimetric finish (SCR21).  A weighted average of gold for the coarse- and fine-grained fractions is then calculated and reported.

The authors are of the opinion that sample preparation, security and analytical procedures were adequate to ensure the quality of the analytical results.

ITEM 12 DATA VERIFICATION

The authors of the present report were directly involved in collecting, recording, interpreting and presenting the data in this report and in the accompanying maps and sections.  Data was reviewed and checked by the authors and is believed to be accurate.

In addition to the internal quality checks used by the ALS CHEMEX laboratory, the exploration work conducted by Virginia Mines was undertaken using a quality assurance and quality control program according to industry standards for early-stage exploration projects. These procedures are essential to monitor and control (1) accuracy, (2) precision and (3) possible contamination of the samples.  For this campaign, gold standards and blanks were employed to monitor the assay results of the drill core samples.

Typically, each batch of 20 consisted of sixteen drill core samples, a blank and three gold standards of different grade.  In all, four gold standards from Rocklabs Inc. and two standards from Analytical Solutions Limited were used during the campaign.  The blank and standards were placed numbered sequence at pre-determined positions.  In all, 89 blanks, 39 SH65 standards, 121 SK62 standards, 71 SP59 standards, 20 S3 standards, 12 OREAS standards and 3 OREAS 208 standards were used during the campaign.  This represents a total of 355 quality control samples that were used to monitor 1480 drill core analyses (796 by Au-AA23, 684 by Au-SCR21), or 19.35%. The Rocklabs’ reference materials used, which are composed of various mixtures of feldspar, basalt, pyrite and gold-bearing minerals, were (1) SH65, grading 1.348 g/t Au; (2) SK62, grading 4.074 g/t Au; (3) SP59, grading 18.12 g/t Au and (4) S3, grading 0.939 g/t Au.  The Analytical Solutions reference materials used, which are composed of mafic volcanic rock, were OREAS 203, grading 0.871 g/t Au and OREAS 208, grading 9.25 g/t Au. Two types of uncertified blanks were used that commonly employed in the landscaping industry, crushed limestone and crushed dolomitic limestone.

Note that for samples analyzed by the metallic screen method (Au-SCR21), the standards are actually verifying the accuracy and precision of the accompanying Au-AA25 method because the standards are already in a pulverized powder.

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12.1 Reference material validation

The standards were used to monitor accuracy and precision.  Their values were inserted into a Microsoft Excel template designed by the qualified staff at Rocklabs and interpreted according to the recommendations listed in the template and given a qualifier (good, industry typical, need improvement or something wrong).  The results for each standard using the two methods for analyzing gold, Au-AA23 and Au-SCR21, are described below.

12.1.1. Standard SH65 (1.348 g/t Au)

The process charts and table results are presented in Appendix 6a-b.  The precision for Au-AA25, expressed as the percentage of relative standard deviation, is 2.9% (good), while the accuracy, expressed as the percentage difference from the assigned value, is -5.1%.  There are no gross outliers (good).  The precision for Au-AA23 is 10.3%, which is considered to be poor.  The accuracy is -6.0%.  However, there are only seventeen analyses, indicating that the qualifier may not be valid according to the Rocklabs template. There are no gross outliers.

12.1.2. Standard SK62 (4.074 g/t Au)

The process charts and table results are presented in Appendix 6c-d.  The precision for Au-AA25 is 3.0% (industry typical), while the accuracy is -4.7%.  There is one outlier and no gross outliers “good”.  Precision for Au-AA23 is -3.1% (good), while the accuracy excluding outliers is 3.7%.  There are two outliers and one gross outlier, which are considered to be industry typical.  The gross outlier is a low reading which could be due to a calculation or transcription error as all other geochemical elements of this standard are in-line with the same elements in other SK62 standards.

12.1.3. Standard SP59 (18.12 g/t Au)

The process charts and table results are presented in Appendix 6e-f.  The precision using Au-AA25 is 3.7% (industry typical), while the accuracy is -4.0%.  There are no gross outliers (good).  The precision for the Au-AA23/Au-GRA21 results is 5.1% with the outlier results excluded (considered “poor”), while the accuracy is -1.1%.  There are two gross outliers (6.1% of the results), meaning that there is “room for improvement”.  These errors are possibly due to low sample weights during the gravimetric finish following initial analysis with the Au-AA23 procedure.  Results from the multi-element procedure appear to be in-line with other SP59 standards.

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12.1.4. Standard S3 (0.939 g/t Au)

The process charts and table results are presented in Appendix 6g-h.  The precision using the Au-AA25 method is 3.0%, while the accuracy is -4.4%.  This is considered as “good”, although the number of entries is low so that the qualifier may not be correct.  There are no gross outliers (good).  The precision for Au-AA23 is 3.4% (good), and the accuracy is 0.7%.  There are no outliers in the data (good).

12.1.5. Standard OREAS 203 (0.871 g/t Au)

The process chart and table results are presented in Appendix 6i-j.  The Au-AA25 precision is 3.0% (good), while the accuracy is also 3.0%.  There are no gross outliers represent (good).  With Au-AA23, the precision is 4.5% (good) and the accuracy is -3.2%.  There are no outliers (good).  Note that in both cases the number of entries is low.

12.1.6. Standard OREAS 208 (9.25 g/t Au)

For both Au-AA25 and Au-AA23, the number of data entries (1 and 2 entries respectively) is too low to provide meaningful results.

12.2 Blank validation

Blank samples were employed to monitor contamination in the laboratory.  A total of 89 blank samples were inserted in the routine sampling line.  All gold concentrations of the blanks are listed in Appendix 7.  Assays for blanks should be less than 5 times the limit of detection of the analytical method, in this case 0.005 ppm Au for the Au-AA23 method and 0.01 ppm for the Au-AA25 method.  Therefore, the gold content in the blank sample should be less than < 0.025 and < 0.05 ppm Au to be considered acceptable.  All blank samples, except for number 359471, are under these acceptable limits so we can assume that no significant detectable contamination occurred.  Sample 359471, a sample processed using the Au-AA25 method as part of the metallic screen analysis, returned a result of 0.06 g/t.  This may signify some contamination in the second 50 g analysis, as this result is the average of the first (0.01 g/t Au) and second (0.11 g/t Au) analyses.

ITEM 13 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 14 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

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ITEM 15 MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 16 MINING METHODS

This section is not applicable to this report.

ITEM 17 RECOVERY METHODS

This section is not applicable to this report.

ITEM 18 PROJET INFRASTRUCTURE

This section is not applicable to this report.

ITEM 19 MARKET STUDIES AND CONTRACTS

This section is not applicable to this report.

ITEM 20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable to this report.

ITEM 21 CAPITAL AND OPERATING COSTS

This section is not applicable to this report.

ITEM 22 ECONOMIC ANALYSIS

This section is not applicable to this report.

ITEM 23 ADJACENT PROPERTIES

The Wabamisk project is adjacent to the north, northeast and west to the Anatacau project.  The Anatacau 207 map-designated claims, totalling 10 952.03 hectares (109.52 km2), are 100% held by IAMGOLD-Québec Management Inc. Under an agreement with Virginia Mines Inc., the latter may earn 100% interest in the project by investing 3 million dollars in exploration before the end of 2015. IAMGOLD retains a 2% NSR royalty, half of which (1%) may be bought back by Virginia. During the 2012 exploration program on Anatacau, samples with visible gold collected from outcrops AN2012JFD-070 and AN2012JFD-005 returned significant analytical results of 27.6 g/t Au (sample 280964) and 13.1 g/t Au (sample 281185) respectively (Chartrand and Beauchamp, 2013).  In all, 23 samples of the 562 collected had gold values greater than 0.1 g/t including 11 with greater than 0.3 g/t Au.

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The Opinaca property, under option to Virginia Mines from Ressources d’Arianne, occurs to the east of the Wabamisk project, straddling the Eastmain road towards the Hydro-Quebec installations at Eastmain-1.  During the summer of 2012, three prospecting teams spent 2 days on the Opinaca property in few areas that remained relatively unexplored. Most samples collected by the teams returned Au values below detection limits. However, one sample collected from a minor quartz vein in basalt graded 3.4 g/t Au. Another sample of rusty basalt returned 0.48 g/t Au, 939 ppm Cu and 9630 ppm Pb.

Eastmain Resources has a property to the northeast of the Wabamisk claims that contains the historic Bear Island and Reservoir showings. Dios Exploration has the AU33 West property to the ESE of the Wabamisk property.  Exploration work from 2011-2012 returned several interesting gold values from a tonalitic-granodioritic intrusive complex to the south of the EM-1 – Muskeg road.  The best results were returned from the T7 trench on the Heberto showing (5.0 g/t gold over 5.25 m and 1.12 g/t gold over 4.5 m over a sheared tonalite. Several anomalous results in the order of 0.5 to 1.1 g/t gold over sections of 0.75 to 2.25 m were obtained from the other trenches.  Dios Exploration property blocks also adjoin the Wabamisk and Anatacau properties to the south.  Independent geologist Peter Bambic holds ground to the west of Wabamisk.

The Assini property, 100% held by Virginia Mines Inc., is adjacent to the northwest part of the Wabamisk property. During the 2012 prospecting, seven (7) samples returned anomalous values in gold or copper. The best sample, returning 8.44 g/t Au and 390 ppm Cu, occurs just outside the Assini property and is actually on the adjacent Wabamisk property along the shore of the Eastmain River. A few other anomalous Au or Cu samples were found along the band of greywacke and paragneiss that lies adjacent to the volcanic belt that was the focus of exploration in previous campaigns. One of these samples occurs approximately 500 meters to the east of a 2011 sample which returned 2.5 g/t Au from a cm-scale quartz vein injected into a greywacke sequence. Another sample approximately 700 m NE of the James Bay highway returned 0.671 g/t Au from a sheared greywacke outcrop. Lastly, two samples from the eastern part of the property returned 1.12 and 1.27 g/t Au from weakly sulfidized greywacke adjacent to quartz veins. The latter two samples occur a few hundred meters to the SE of the 2011 channel sample discovery of 16.1 g/t Au. Channel samples taken near the 2011 channel samples of Assini, one of which returned 16.1 g/t Au, returned weak values with the highest being 2.68 g/t Au over 1.0 m.

ITEM 24 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 25 INTERPRETATION AND CONCLUSIONS

The winter 2013 drilling program that was completed in the Main Stripped zone area successfully intercepted the significant gold mineralization discovered in 2011 by prospecting and in 2012 by trenching.  The drill holes intersected this gold mineralization for a distance of over 825 m laterally and down to a depth of at least 100 m vertically.  Within the Main Stripped

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zone area, four sectors were drilled from west to east, the Mustang vein, the Sandpit, east of the Sandpit and the Power Line.

In the Mustang vein sector, the drill program successfully intersected the gold-bearing structure at the predicted depths of up to 100 m below the surface.  The width of the vein and its alteration envelope are similar to those at surface, confirming that the Mustang vein is a consistent continuous structure several hundred metres long and over one hundred metres wide (along the dip direction).  The best drill intersection returned 22.65 g/t Au over 2.25 m in borehole WB-13-004.

The gold mineralization in the Sandpit area was also successfully intersected by most boreholes drilled beneath the stripped zones.  Rather than being associated with one principal structure such as the Mustang vein, gold in the Sandpit area occurs in a multitude of straight to anastomosing thin quartz veins.  The most significant drill intersection from this was 1.98 g/t Au over 13.4 m including 4.14 g/t Au over 4.0 m in borehole WB-13-015, which was drilled at the western edge of the Sandpit.  Borehole WB-13-025, drilled at the eastern edge, intersected 6.06 g/t Au over 3.2 m.  Within the Sandpit, most gold zones that were exposed by trenching were intersected by the boreholes at depth.

In almost all cases the gold mineralization is associated with centimeter- to meter-scale quartz veins that transect and pervade greywacke and to a lesser extent arenite and siltstone.  The gold-bearing quartz veins are surrounded by an envelope of altered host rock most commonly exhibiting pervasive quartz, chlorite, sericite and biotite.  Pyrrhotite, pyrite and particularly arsenopyrite are present in these alteration envelopes.  The dimension of the alteration envelopes are usually the same order of magnitude as the gold veins with which they are associated.  The gold occurs almost exclusively within the quartz veins.  When gold occurs in the wall rock, quartz veinlets are almost always present.

ITEM 26 RECOMMENDATIONS

Given that significant gold mineralization was intersected in the Mustang vein and Sandpit areas and that this mineralization is open laterally and at depth, a second phase of drilling should be undertaken during the winter of 2014.  This program should be designed to test for the presence of gold mineralization at depths from 100 to 250 m below the surface.  Several boreholes should also be drilled to the south of the stripped zones and the baseline in the Sandpit to test for eastern extensions of the Mustang vein below the deep overburden.  Lastly, a few holes should be drilled parallel to the baseline across section 1+50 E (WB-13-014 and WB-13-015).  The latter borehole cut the widest mineralized intersection of the campaign, and it is possible that this zone occurs in the hinge zone of an early fold that was later re-oriented and transposed along the dominant NE-SW direction.

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ITEM 27 REFERENCES

Boily, M. and Moukhsil, A., 2003. Géochimie des assemblages volcaniques de la ceinture de roches vertes de la Moyenne et de la Basse-Eastmain. Ministère des Ressources naturelles, Québec; ET 2002-05.

Card, K.D. and Ciesielski, A., 1986. DNAG No 1 Subdivisions of the Superior Province of the Canadian Shield. Geoscience Canada; Volume 13, pp. 5-13.

Caron, K., 2006. Rapport des travaux d’exploration, Campagne été 2005, Projet Lac Anatacau (#256), Cambior, Baie James, Québec, 30 pages.

Caron, K., 2007. Rapport des travaux d’exploration, Projet Lac Anatacau (#256), Campagne été 2006, Iamgold, Baie James, Québec, 26 pages.

Carlson, E.H., Eakins, P.R. and Hashimoto, T. 1968.  Region de Grand-Detour – Lacs Village, Territoiore de Mistassini et Nouveau Québec.  Ministère des Richesses naturelles, RG-136, 42 pages

Cayer, A. and Oswald, R., 2009. Technical Report and Recommendations Spring 2008 drilling program and Summer 2008 Geological exploration program, Wabamisk Property, Québec. Mines Virginia inc., GM 64476.

Cayer, A. and Ouellette, J.-F., 2007. Technical Report and Recommendations. June-July 2006 Exploration Program. Wabamisk Property, Quebec, GM 62888.

Charbonneau, R. 2012.  Soil gas versus B-horizon orientation study 2011, Wabamisk property.  Consultants Inlandsis Enr., GM 67166, 225 pages.

Chartrand, F.M. and Beauchamp, A-M., 2013.  Technical report and recommendations summer 2012 exploration program, Anatacau project, Québec. Mines Virginia Inc.,

55 pages.

Chartrand, F., Beauchamp, A-M. and Savard, M., 2013.  Technical report and recommendations, summer 2012 exploration program, Wabamisk project, Quebec. Mines Virginia Inc., 73 pages.

D’Amours, I. 2011.  Levé magnétique aéroporté dans le secteur de Nemiscau, Baie-James,

Québec.  Ministère des Ressources naturelles et de la Faune, 8 pages, 44 plans.

Dubois, M. 2012.  Rapport d’interprétation, levé de polarisation provoquée, projet Wabamisk.    Abitibi Géophysique Inc, GM 67104, 67 pages.

Eade, K.E., 1966. Fort George River and Kaniapiskau River (west half) map areas, New Quebec. Geological Survey of Canada. Memoir 339, 120 pages.

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Franconi, A. 1978. La bande volcanosédimentaire de la rivière Eastmain inférieure – Rapport géologique final.  Ministère des Richesses naturelles, DRV-574, 184 pages.

Gauthier, M. and Laroque, M., 1998. Cadre géologique, style et répartition des minéralisations métalliques de la Basse et de la Moyenne Eastmain, Territoire de la Baie de James, Québec, 86 pages, MB 98-10.

Low, A.P., 1897. Report on explorations in the Labrador Peninsula along the Eastmain, Koksoak, Hamilton, Manicouagan, and portions of other rivers. Geological Survey of Canada; Annual Report, volume 8, part L, pages 237-239.

Mc Crea, J.G., 1936. Report on the property – Dome Mine Ltd. Ministère des Ressources naturelles, Québec; GM 9863-A, 16 pages.

Moukhsil, A. and Doucet, P. 1999. Géologie de la région des lacs Villages (33B/03). Ministère des Ressources naturelles, Québec; RG99-04, 32 pages.

Moukhsil, A., 2000. Géologie de la région des lacs Pivert (33C/08), Anatacau (33C/02), Kauputauchechun (33C/07) et Wapamisk (33C/08). Ministère des Ressources naturelles, Québec; RG 2000-04, 49 pages.

Moukhsil, A., Legault, M., Boily, M., Doyon, J., Sawyer, E. and Davis, D.W., 2002. Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse Eastmain (Baie-James). Ministère des Ressources naturelles, Québec; ET 2002-06, 57 pages.

Oswald, R. Rapport géologique et recommandations, travaux de terrain 2007, Projet Wabamisk.  Mines Virginia. Inc., GM 63709, 353 pages.

Poitras, S. 2010. Technical report and recommendations, 2009 geological exploration program.  Wabamisk property, Québec.  GM 65091, 288 pages.

Poitras, S. 2011. Technical report and recommendations, 2010 geological exploration program.  Wabamisk property.  GM 65931, 794 pages.

Savard, M., Vachon D. and Tremblay, M. E.  2011.  Technical report and recommendations 2011 geological exploration program, Wabamisk property, Québec.  Mines Virginia Inc, GM 67165, 608 pages.

Shaw, G., 1942. Eastmain preliminary map, Quebec. Geological Survey of Canada; paper 42-10.

St.-Hilaire, C. 2012.  Heliborne high-resolution aeromagnetic survey, Wabamisk project.  Geodata Solutions GDS Inc, GM 67105, 24 pages.

St.-Hilaire, C. 2011.  Heliborne high-resolution aeromagnetic survey, final technical report, Wabamisk project.  Geodata Solutions GDS Inc, GM 66353, 21 pages.

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Sutherland, D. 2011.  SGH – Soil gas hydrocarbon predictive geochemistry, Wabamisk project.  Actlabs Activation Laboratories Ltd., GM 67617, 40 pages

Tshimbalanga, S., 2008a. Levés de Polarisation Provoquée et de Magnétométrie Eastmain, propriété Anatacau, Grille Franto, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

Tshimbalanga, S., 2008b. Levés de Polarisation Provoquée et de Magnétométrie, propriété Wabamisk, Grille Isabelle, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

Vachon, D. and Ouellette, J.-F., 2012. Technical report and recommendations, 2011 drilling program, Wabamisk project, Québec, 31 pages.

Vallières, M. 1988. Des mines et des hommes : Histoire de l’industrie minérale québécoise. Les publications du Québec (Québec), 437 pages.

Endnotes

FIGURES 8 TO 25

AND APPENDIX 1 TO 7

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